UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 5, 2019

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 300, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

On December 5, 2019, following Dr. Avtar Dhillon’s resignation on November 15, 2019 from the Board of Directors (the “Board”) of Emerald Health Pharmaceuticals Inc., a Delaware corporation (the “Company”), the Board approved an Independent Contractor Services Agreement, effective as of December 1, 2019, between the Company and Dr. Dhillon, pursuant to which Dr. Dhillon will provide ongoing corporate finance and strategic business advisory services to the Company. In exchange for his services, upon the Company completing a material financing, Dr. Dhillon will receive a monthly fee of $10,000, accruing from the effective date. The Board will review the monthly rate paid to Dr. Dhillon within 90 days of the end of each fiscal year. The Independent Contractor Services Agreement has an initial term of one year and will renew automatically thereafter unless terminated earlier by either party. The Independent Contractor Services Agreement may be terminated by either party for cause upon written notice to the other party if the other party defaults in the performance of the agreement in any material respect or materially breaches the terms of the agreement, or without cause upon 30 days’ prior written notice to the other party. The foregoing description of the Independent Contractor Services Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the agreement attached hereto as Exhibit 6.1 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

EX6.1	Independent Contractor Services Agreement dated December 1, 2019 between the Company and Dr. Avtar Dhillon

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ James DeMesa
James DeMesa
President and Chief Executive Officer

Date: December 9, 2019

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